EXHIBIT 12.1

PORTLAND GENERAL ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2011	2010	2009	2008	2007

Income from continuing operations before income taxes	$204,714	$178,158	$131,636	$121,825	$220,123
Total fixed charges	126,766	131,486	129,948	111,589	98,682
Total earnings	$331,480	$309,644	$261,584	$233,414	$318,805

Fixed charges:
Interest expense	$110,413	$110,240	$103,389	$90,257	$74,362
Capitalized interest	3,059	9,097	11,816	6,184	9,596
Interest on certain long-term power contracts	8,764	8,068	10,038	10,010	9,552
Estimated interest factor in rental expense	4,530	4,081	4,705	5,138	5,172
Total fixed charges	$126,766	$131,486	$129,948	$111,589	$98,682

Ratio of earnings to fixed charges	2.61	2.35	2.01	2.09	3.23